Exhibit 99.1

News release	Bayer AG Communications D-51368 Leverkusen Germany Tel.: +49 214 30-1 www.news.bayer.com

Bayer plans to acquire Schering and offers
stockholders EUR 86 per share

•	Creating a health care heavyweight of international standing with attractive growth potential
•	Schering Board of Management welcomes Bayer offer
•	Berlin to be future headquarters of “Bayer-Schering Pharmaceuticals” with anticipated sales of more than EUR 9 billion
•	Bayer HealthCare raises target EBITDA margin from 23 to 25 percent
•	Sound funding through a combination of equity and debt financing and divestment of two Bayer MaterialScience subsidiaries

___________________________________________________________________________________________

Leverkusen, March 23, 2006 — Bayer intends to make a public takeover offer to the stockholders of Schering AG. In a transaction with a total value of EUR 16.3 billion, the company is willing to pay EUR 86 in cash for each Schering share or ADS (American Depositary Share). The offer price is 39 percent above the Schering share price before the announcement of the hostile bid by Merck KGaA and 12 percent above this competing offer. The Supervisory Board of Bayer AG has approved the proposed transaction. The Board of Management of Schering AG welcomes Bayer’s proposal and has stated its intention to recommend acceptance by the company’s stockholders.

“The proposed takeover of Schering is in line with our strategic objective to further grow our health care business, especially in the area of pharmaceutical specialty products, thus substantially strengthening our Bayer HealthCare subgroup in its role as a primary growth engine for the Bayer Group,” explained Bayer Management Board Chairman Werner Wenning. “We are convinced that merging the two companies will create a health care heavyweight of international standing with a strong market position based on an innovative product portfolio and a well-stocked pipeline. We believe this merger to be an appropriate, compelling and value-creating step which will also benefit our stockholders, employees, customers and patients. It is also the best way of reasserting the importance of Germany as a pharmaceutical industry base.”

Bayer’s target EBITDA margins shall be achieved earlier than planned

With estimated annual sales of nearly EUR 15 billion (calculated on 2005 sales), the acquisition would enable Bayer to greatly expand the portfolio of its Bayer HealthCare subgroup and significantly strengthen earning power. “We plan to increase the EBITDA margin of our health care business from 19 percent at present to 25 percent by 2009,” announced Wenning. “This improvement in earning power will have a tangible impact on the entire enterprise and we are confident of being able to increase the long-term target return for the Bayer Group as a whole.”

Significant synergy potential of EUR 700 million annually

The merger of the Bayer and Schering pharmaceuticals businesses would release significant potential for improving growth and cost synergies. From the third year after completion of the transaction, Bayer anticipates synergy effects of around EUR 700 million annually. On the other hand, the acquisition will result in one-time restructuring costs totaling approximately EUR 1 billion. “We have proved in many other transactions that we can successfully implement integration processes. In this instance, as in past cases, we will place great value on a fair and balanced process, especially in respect of the employees,” emphasized Wenning.

“Bayer-Schering Pharmaceuticals” to be headquartered in Berlin

Bayer and Schering are recognized globally for their innovation and high-quality products. To continue to benefit from the high name recognition and good reputation that both companies now enjoy, it is planned to merge Berlin-based Schering and Bayer’s existing Pharmaceuticals Division to create an independent division of Bayer HealthCare named “Bayer-Schering Pharmaceuticals” that will be established as a stock corporation. The merged pharmaceuticals business, with sales of more than EUR 9 billion, is to be based at Schering’s present headquarters in Berlin.

The merger would create a global health care company that ranks among the top 12 in the world.

Creation of a world-class specialty care company

The planned acquisition of Schering is consistent with Bayer HealthCare’s stated strategy to strengthen its pharmaceuticals business with a focus on specialty care. This transaction will enable Bayer to increase these products’ share of sales from the current level of 25 percent to around 70 percent, thus giving the company a leadership position in this highly attractive market and a balanced portfolio of established products and growth businesses.

“This merger would be a further significant step in implementing our pharmaceuticals strategy. In the mid term, the new company is expected to grow at least as fast as the market. Over the same period, we anticipate an average double-digit growth rate for underlying EBITDA,” emphasized Arthur Higgins, Chairman of the Board of Management of Bayer HealthCare. He continued: “The combined pharmaceuticals business will be characterized by a very well-balanced portfolio comprised of sound basic businesses and business units such as oncology, cardiology/hematology and gynecology that generate above-average growth.”

It is also expected that “Bayer-Schering Pharmaceuticals” will assume a leading role in the biotechnology field. The combined biotech platform is already an excellent foundation for further growth. The products in this area include Schering’s top-selling Betaseron® for the treatment of multiple sclerosis and Leukine®, used to boost a patient’s immune system during cancer therapy, together with Bayer’s genetically engineered Factor VIII Kogenate®, which we believe to have blockbuster potential. Already today, these biotech products generate sales of approximately EUR 2 billion.

“Our merged pharmaceuticals business will hold leadership positions in many areas, including gynecology, the treatment of multiple sclerosis, hematology and contrast agents,” explained Bayer CEO Wenning.

Research platform for a sustained boost to innovation

A key role will also be played by the future research platform yielded by combining the R&D activities of the two companies. “A much larger pharmaceuticals research and development budget will put us in a better position to optimally foster and support the most attractive projects,” continued Wenning.

The proposed “Bayer-Schering Pharmaceuticals” division will possess a very promising portfolio in important core indications. In oncology, Nexavar® will provide the company with sales potential in excess of EUR 1 billion. This product recently received approval in the United States for the treatment of metastatic kidney cancer and the registration process is ongoing in many other countries. Nexavar® is also being tested for use in other cancer indications, with Phase III clinical trials under way for skin, liver and lung cancer. The oncology pipeline will be supplemented by a number of Schering development candidates.

In the cardiology/hematology indication, the oral Factor Xa inhibitor for the treatment of thrombosis is another product with blockbuster potential that is well advanced along the development pipeline. It is complemented by the recently inlicensed antithrombosis drug alfimeprase, which is currently in Phase III clinical testing. Another promising product in this therapeutic area is a liposomal formulation of Kogenate® that is under development. In gynecology, just days ago Schering received approval in the United States for its oral contraceptive YAZ®, further highlighting the blockbuster potential of the Yasmin® product family and clearly underscoring the company’s claim to leadership in this market segment.

Following the acquisition, “Bayer-Schering Pharmaceuticals” would have four projects in registration, 19 in Phase III clinical testing, 14 undergoing Phase II trials and a further 17 in Phase I development.

“The combined pipeline of the two companies holds the potential to ensure sustained innovative strength in the mid to long term,” said Bayer CEO Wenning, pointing out another positive effect. “The combined size of the future company would make us more attractive as a partner for inlicensing activities in pharmaceuticals.”

Sound funding through a combination of equity and debt financing and divestments

The proposed acquisition is to be financed through liquidity of around EUR 3 billion and a credit line provided by Credit Suisse and Citigroup. At a later date, it is planned to refinance this credit line through a combination of bank loans, debt capital and hybrid capital instruments. The planned equity capital measures will total up to EUR 4 billion, depending among other things on the acceptance rate and the composition of the debt financing package. As a further financing measure, Bayer also plans to sell H.C. Starck and Wolff Walsrode, both subsidiaries of Bayer MaterialScience.

H.C. Starck GmbH, headquartered in Goslar, Germany, is a global company that supplies components and materials — especially refractory metals — for various applications in, for example, the electronics, optics, aviation and aerospace industries. The company’s 3,200 employees generate annual sales of EUR 920 million.

Wolff Walsrode AG, headquartered in Walsrode, Germany, is a world leader in the field of cellulose chemistry. The company employs 1,200 people and posted sales of EUR 330 million in 2005.

Both companies are very profitable and have enormous potential for development. However, their activities no longer fit the core business of Bayer MaterialScience, which will in future focus on expanding its technology and market leadership in polycarbonate and isocyanate chemistries. The expertise of the two subsidiaries, on the other hand, is based on different technologies. “We are convinced that there are very interesting perspectives for both companies outside the Bayer Group and that they will be able to grow better in a new environment,” explained Wenning, indicating prospects of a rapid sale.

Bayer CFO Klaus Kühn commented: “Our refinancing plans combine a balanced mix of equity and debt capital, together with the proceeds of planned divestments. This will maintain a stable balance sheet structure in the future, too. Assuming completion of the transaction, we anticipate retaining a good investment-grade rating and adhere to the important goal of maintaining an A rating.”

Positive effect on Group earnings — value creation for shareholders

On account of Schering’s high earning power, by 2008 Bayer anticipates an increase in earnings per share before transaction amortization, despite one-time restructuring charges. According to CFO Klaus Kühn: “After realizing available synergies, we aim by 2009 to generate cash flow exceeding our capital costs, thus creating considerable value for our shareholders.”

Offer documents to be submitted mid-April

The Bayer Group plans to publish detailed offer documents by mid-April 2006. As Wenning explained, the offer will be subject to a minimum acceptance rate of 75 percent of Schering AG’s capital stock. Bayer’s CEO expects the transaction to be completed in the second quarter of 2006, provided approval is received with regard to antitrust. However, Bayer does not anticipate any problems in this regard and expects approval in May. In this transaction, Bayer is being advised by Credit Suisse and Greenhill.

“The proposed merger is economically attractive and makes very good strategic sense, benefiting both companies, their employees and our stockholders,” said Wenning. “We are convinced that this planned acquisition will be a very important step toward a successful future. It will give us leadership positions in the pharmaceutical specialties business, allowing us to take a top global role in all areas of the business. Moreover, with a share of almost 50 percent in our overall portfolio, our health care business will be by far the largest Bayer subgroup. With this acquisition, we would expand the contribution of our life sciences business to total sales by our subgroups from 60 percent at present to around 70 percent, thus significantly reducing our dependence on cyclical economic developments. At the same time, we will achieve a further milestone in implementing our motto of Bayer: Science For A Better Life.”

Leverkusen,	March 23, 2006
Ms	(2006-153E)

Information for editors:

There will be a telephone conference call on Friday, March 24, 2006, at 10:30 a.m. CET. Simultaneous interpretation into English will be provided and the conference will be broadcast live on the Internet: www.bayer.com

The presentation by Werner Wenning, Chairman of the Board of Management of Bayer AG, and the accompanying slides will be available at the start of the conference call at www.press.bayer.com

Conference call participants should dial in at one of the following numbers:

D:  0800 10 12 072

UK: 0800 358 0886

USA: 866 864 9344

Other countries: +49 69 58 999 0711 or +44 207 154 2666

quoting “Bayer News Conference.”

The conference will be recorded and will be available on the Internet about 2 hours later at www.bayer.com

Your Contact:

Günter Forneck, Tel.: +49 (0)214/30-50446,

E-Mail: guenter.forneck.gf@bayer-ag.de

Christian Hartel, Tel.: +49 (0)214/30-47686,

E-Mail: christian.hartel.ch@bayer-ag.de

Important information

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG intends to apply for exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in our reports filed with the SEC. Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.